FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Year ended March 31, 2025

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the SEC on December 19, 2024 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 7, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—Year ended March 31, 2025

Nomura reported net revenue of 1,892.5 billion yen for the year ended March 31, 2025, an increase of 21.2% from the same period in the previous year. Non-interest expenses increased by 10.3% from the same period in the previous year to 1,420.5 billion yen. Income before income taxes was 472.0 billion yen and net income attributable to NHI shareholders was 340.7 billion yen for the year ended March 31, 2025. Basic-Net income attributable to NHI shareholders per share was 115.30 yen and Diluted-Net income attributable to NHI shareholders per share was 111.03 yen. Return on shareholders’ equity was 10.0%.

i.)	Financial Position

As of March 31, 2025, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 56.8 trillion yen (an increase of 1.7 trillion yen compared to March 31, 2024 due mainly to an increase in Trading assets)
•	Total liabilities: 53.2 trillion yen (an increase of 1.5 trillion yen compared to March 31, 2024 due mainly to an increase in Long-term borrowings)
•	Total equity: 3.6 trillion yen (an increase of 0.13 trillion yen compared to March 31, 2024 due mainly to an increase in Retained earnings)
•	Total NHI shareholders’ equity: 3.5 trillion yen

As of March 31, 2025, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,501 billion yen (3,468 billion yen as of March 31, 2024)
•	Tier 2 Capital: 0.5 billion yen (0.5 billion yen as of March 31, 2024)
•	Total Capital: 3,501 billion yen (3,468 billion yen as of March 31, 2024)
•	Tier 1 Capital ratio: 16.2% (18.2% as of March 31, 2024)
•	Common Equity Tier 1 Capital ratio: 14.5% (16.2% as of March 31, 2024)
•	Consolidated Capital Adequacy ratio: 16.2% (18.2% as of March 31, 2024)
•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 5.18% (5.24% as of March 31, 2024)
•	Risk weighted assets: 21,480 billion yen (an increase from 18,976 billion yen as of March 31, 2024 due mainly to an increase of Response to regulatory changes)

[1]

Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2025.

Furthermore, the ratios and figures as of March 31, 2025 in this paragraph are calculated in accordance with the finalized Basel III standards that were implemented on March 31, 2025. The ratios and figures as of March 31, 2024 in this paragraph are calculated in accordance with the Basel III standards in effect before such implementation date and are therefore not directly comparable to the ratios and figures as of March 31, 2025.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.) Value at Risk

Value at risk as of March 31, 2025 was 3.8 billion yen, 30.9% decrease compared to March 31, 2024. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.) Number of Employees

As of March 31, 2025, Nomura had 27,195 employees globally (Japan: 14,830, Europe: 3,133, Americas: 2,417, Asia-Pacific (including Powai office in India): 6,815).

The year ended March 31, 2025—Business Highlights

Business Segment Information

Wealth Management

 Results of operation

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net revenue	402.4	451.5	12.2
Non-interest expenses	279.7	280.7	0.4

Income (loss) before income taxes	122.7	170.8	39.2

Net revenue increased from ¥402.4 billion for the year ended March 31, 2024 to ¥451.5 billion for the year ended March 31, 2025 primarily due to an increase in investment trust administration fees and other. Non-interest expenses were ¥280.7 billion and income before income taxes was ¥170.8 billion.

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

 KPIs

	Trillions of yen		% Change
	March 31,	March 31,	(B-A)/(A)
	2024 (A)	2025 (B)
Recurring revenue assets	23.0	23.5	2.2

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net inflows of recurring revenue assets(1)	701.9	1,374.0	95.8

	Thousands		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Flow business clients	1,692	1,644	(2.8)

	Thousands		% Change
	March 31,	March 31,	(B-A)/(A)
	2024 (A)	2025 (B)
Workplace services(2)	3,627	3,883	7.1

(1)

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The definition has been revised retroactively to exclude outflows from investment trust distributions. The figures prior to the year ended March 31, 2025 have been reclassified following this change in definition of net inflows of recurring assets. As a result, the net inflows of recurring revenue assets for the year ended March 31, 2024 have increased from ¥317.4 billion to ¥701.9 billion.

(2)

“Services for salaried employees,” one of the KPIs of the Wealth Management Division, has been renamed “Workplace services,” effective April 1, 2024. There have been no changes to the definition or calculation of this KPI.

Investment Management

 Results of operation

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net revenue	154.1	192.5	24.9
Non-interest expenses	93.9	102.9	9.5

Income (loss) before income taxes	60.2	89.6	48.8

Net revenue increased from ¥154.1 billion for the year ended March 31, 2024 to ¥192.5 billion for the year ended March 31, 2025, primarily due to an increase in Business revenue. Non-interest expenses were ¥102.9 billion and income before income taxes was ¥89.6 billion.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Business revenue(1)	137.2	163.7	19.3
Investment gain/ loss(2)	16.9	28.8	70.4

Net revenue	154.1	192.5	24.9

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

 KPIs

	Trillions of yen		% Change
	March 31, 2024 (A)	March 31, 2025 (B)	(B-A)/(A)
Asset Under Management	89.0	89.3	0.3

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net inflows	3,760	2,648	(29.6)

Wholesale

 Results of operation

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net revenue	866.1	1,057.9	22.1
Non-interest expenses	812.2	891.7	9.8

Income (loss) before income taxes	53.9	166.3	208.4

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Fixed Income	420.3	499.2	18.8
Equities	286.8	375.4	30.9
Global Markets	707.1	874.6	23.7
Investment Banking	159.0	183.3	15.3

Net revenue	866.1	1,057.9	22.1

Global Markets net revenue was ¥874.6 billion. Fixed Income net revenue increased from ¥420.3 billion for the year ended March 31, 2024 to ¥499.2 billion for the year ended March 31, 2025 because of strong performance in spread products. Equities net revenue increased from ¥286.8 billion for the year ended March 31, 2024 to ¥375.4 billion for the year ended March 31, 2025 due to strong performances in equity products. Investment banking net revenue was ¥183.3 billion.

 KPIs

	Three months ended
	June 30,	September 30,	December 31,	March 31,
Cost-to-income ratio
2023/24	99%	96%	89%	92%
2024/25	91%	83%	79%	86%
Revenue/modified RWA
2023/24	6.2%	6.4%	6.7%	7.9%
2024/25	7.3%	7.4%	8.2%	7.3%

 Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net revenue	149.7	192.1	28.4
Non-interest expenses	102.3	145.2	42.0

Income (loss) before income taxes	47.4	46.9	(1.1)

Segment Information—Operating Segment

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net revenue
Business segment information:
Wealth Management	402,361	451,487	12.2
Investment Management	154,143	192,473	24.9
Wholesale	866,147	1,057,938	22.1

Subtotal	1,422,651	1,701,898	19.6
Other	149,690	192,136	28.4

Net revenue	1,572,341	1,894,034	20.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,341)	(1,549)	—

Net revenue	1,562,000	1,892,485	21.2

Non-interest expenses
Business segment information:
Wealth Management	279,682	280,736	0.4
Investment Management	93,945	102,882	9.5
Wholesale	812,236	891,656	9.8

Subtotal	1,185,863	1,275,274	7.5
Other	102,287	145,247	42.0

Non-interest expenses	1,288,150	1,420,521	10.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,288,150	1,420,521	10.3

Income (loss) before income taxes
Business segment information:
Wealth Management	122,679	170,751	39.2
Investment Management	60,198	89,591	48.8
Wholesale	53,911	166,282	208.4

Subtotal	236,788	426,624	80.2
Other*	47,403	46,889	(1.1)

Income (loss) before income taxes	284,191	473,513	66.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,341)	(1,549)	—

Income (loss) before income taxes	273,850	471,964	72.3

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31,	March 31,
	2024 (A)	2025 (B)
Net gain (loss) related to economic hedging transactions	2,021	(5,809)	—
Realized gain (loss) on investments in equity securities held for operating purposes	21,027	1,475	(93.0)
Equity in earnings of affiliates	46,420	51,221	10.3
Corporate items	(11,997)	(5,884)	—
Other	(10,068)	5,886	—

Total	47,403	46,889	(1.1)

Disclaimers

•	This document is produced by Nomura. Copyright 2025 Nomura Holdings, Inc. All rights reserved.
•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The audit process of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2025.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the year ended March 31, 2024.